Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com



23 February 2005

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Preliminary Results – 31 December 2004.
2. Substantial shareholder notification – Barclays.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

www.michaelpage.co.uk

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Regulatory Announcement

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:41 08-Feb-05
Number	3589I

RNS Number:3589I
Michael Page International PLC
8 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

3/2/2005

11) Date company informed

8/2/2005

12) Total holding following this notification

42,227,497

13) Total percentage holding of issued class following this notification

12.08%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....8/2/2005.................

LEGAL ENTITY REPORT - ALL

MICHAEL PAGE INTL SEDOL: 3023231

As at 03 February 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 42,227,497 ORD GBP0.01 representing 12.08% of the issued share capital of 349,437,799 units.

Legal Entity		Holding	Percentage Held
Woolwich Unit Trust Managers Ltd		1,136,147	.3251
Barclays Life Assurance Co Ltd		1,052,809	.3013
Barclays Global Investors Australia Ltd		79,850	.0229
Gerrard Ltd		3,500	.0010
Barclays Global Investors N.A.		1,038,922	.2973
Barclays Global Investors Ltd		13,187,644	.7740
Barclays Global Investors Ltd		25,718,675	7.3600
Barclays Capital Securities Ltd		9,950	.0028
	Group Holding	42,227,497	12.0844

REGISTERED HOLDERS REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 03 February 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 42,227,497 ORD GBP0.01 representing 12.08% of the issued share capital of 349,437,799 units.

Registered Holder	Account Designation	Holding

BANK OF IRELAND	4239749	233,356
BANK OF NEW YORK	214075	780,162
BANK OF NEW YORK	221428	113,970
BANK OF NEW YORK	367748	1,541,816
BANK OF NEW YORK	392067	1,804,684
BANK OF NEW YORK	392177	111,865
BANK OF NEW YORK	768198	74,847
BARCLAYS CAPITAL NOMINEES LIMI		9,950
BNY (OCS) NOMINEES LTD	221476	124,814
BNY (OCS) NOMINEES LTD	387173	242,071
BOISS NOMINEES LTD	4224361	146,065
CHASE NOMINEES LTD	16376	199,772
CHASE NOMINEES LTD	16669	52,657
CHASE NOMINEES LTD	18243	45,476
CHASE NOMINEES LTD	19518	72,148
CHASE NOMINEES LTD	19519	283,837
CHASE NOMINEES LTD	20947	21,171,174
CHASE NOMINEES LTD	21359	17,362
CHASE NOMINEES LTD	25772	133,459
CHASE NOMINEES LTD	27793	24,587
CHASE NOMINEES LTD	27795	36,775
CHASE NOMINEES LTD	27797	57,002
CHASE NOMINEES LTD	27799	115,541
CHASE NOMINEES LTD	27800	389,771
CHASE NOMINEES LTD	28270	134,468
CHASE NOMINEES LTD	28270	217,117
CHASE NOMINEES LTD	31961	356,563
CITIBANK	6010064440	47,807
CITIBANK	6010613363	135,168
CITIBANK	6010640794	92,109
CITIBANK	6010782807	85,225
HSBC	813168	457,756
HSBC	814537	29,369
HSBC	845315	17,325
INVESTORS BANK AND TRUST CO.		5,494
INVESTORS BANK AND TRUST CO.		551,509
INVESTORS BANK AND TRUST CO.		190,190
INVESTORS BANK AND TRUST CO.		49,443
INVESTORS BANK AND TRUST CO.		77,208
JP MORGAN (BGI CUSTODY)	16331	134,004
JP MORGAN (BGI CUSTODY)	16341	209,496
JP MORGAN (BGI CUSTODY)	16341	354,080
JP MORGAN (BGI CUSTODY)	16344	152,371
JP MORGAN (BGI CUSTODY)	16345	202,858
JP MORGAN (BGI CUSTODY)	16400	4,154,041
JP MORGAN (BGI CUSTODY)	16612	132,514
JP MORGAN (BGI CUSTODY)	16621	68,955
JP MORGAN (BGI CUSTODY)	16644	257,118
JP MORGAN (BGI CUSTODY)	16901	43,765
JP MORGAN (BGI CUSTODY)	18409	176,326
JP MORGAN (BGI CUSTODY)	19514	70,057
JP MORGAN (BGI CUSTODY)	27795	181,758
JP MORGAN (BGI CUSTODY)	27799	183,905
JP MORGAN (BGI CUSTODY)	28166	1,174,661
JP MORGAN (BGI CUSTODY)	29514	215,814
JPM FRANKFURT	27717	11,591
JPMORGAN CHASE BANK		79,850
MELLON BANK	ABGFZ872482	1,478,793
MELLON BANK	TGGF0003002	36,194
MELLON TRUST - BOSTON & SF		29,474
MELLON TRUST OF NEW ENGLAND		36,605
MIDLAND BANK (HSBC BANK PLC)	772823	428,229
NORTHERN TRUST	BCP04	24,693

NORTHERN TRUST	CVS21	508,026
NORTHERN TRUST	SC006	111,965
NORTHERN TRUST	TNF01	87,264
NORTHERN TRUST	USF06	72,883
NORTHERN TRUST	USF12	960,884
NORTHERN TRUST BANK - BGI SEPA		9,678
NORTHERN TRUST BANK - BGI SEPA		47,598
NORTHERN TRUST BANK - BGI SEPA		41,723
R C Greig Nominees Limited a/c	BL1	3,500
STATE STREET	2RJ2	49,368
STATE STREET	JD12	184,814
STATE STREET	N3B6	69,481
STATE STREET	N3YZ	13,249
Group Holding		42,227,497

This information is provided by RNS
The company news service from the London Stock Exchange

END

Michael Page

INTERNATIONAL

Full Year Results for the year ended 31 December 2004

Michael Page International plc ("Michael Page"), the specialist professional recruitment company, announces its full year results for the year ended 31 December 2004.

£m	2004	2003	Change
Turnover	433.7	372.6	**+ 16%**
Revenue (Gross Profit)	210.6	178.5	**+ 18%**
Operating profit before exceptional items	40.0	22.9	**+ 75%**
Operating profit after exceptional items	40.0	21.8	**+ 84%**
Earnings per share before exceptional items	7.4p	4.1p	**+ 80%**
Earnings per share after exceptional items	10.0p	3.8p	**+ 163%**
Dividend	4.0p	3.4p	**+ 18%**

Key Points

- Considerably improved results as markets strengthened
- Increased activity in the UK, Asia Pacific and the Americas
- Trading conditions in Continental Europe improved
- Operating profit before exceptional items increased 75%, reflecting high operational gearing
- Higher growth for permanent placements over temporary placements
- Strong balance sheet with £12.2m net cash

Commenting on the results, Terry Benson, Chief Executive of Michael Page, said:

"The investments made in our businesses over the course of the economic cycle positioned us well to take advantage of the better conditions that prevailed during 2004, resulting in substantial increases in revenue, profits and dividends.

"The short term outlook is encouraging. Market conditions in the UK, Asia Pacific and the Americas are favourable and in Continental Europe market conditions are improving, although they remain uncertain. Our strategy remains unchanged and we see numerous opportunities to grow our business in all our regions."

Enquiries:

Michael Page International plc	020 7269 2205
Terry Benson, Chief Executive	
Stephen Puckett, Finance Director	
Financial Dynamics	020 7269 7291
David Yates/Richard Mountain	

Chairman's Statement

The professional employment markets are primarily driven by the levels of economic activity and business confidence which move in cycles, the timing and extent of which vary from region to region around the world. Our fundamental strategy is to grow the Group organically and, during an economic slowdown, maintain our infrastructure while continuing to make sensible investments for the future. As a result, we are particularly well positioned to benefit from any improvements in the market. During 2004 the markets improved in all the regions in which we operate and accordingly, I am very pleased to report a considerably improved set of results for 2004.

Financial highlights

Turnover for the year ended 31 December 2004 increased 16.4% to £433.7m (2003: £372.6m). As expected in an improving market, permanent placements grew more rapidly than temporary placement activity, and this movement in business mix contributed to a larger revenue (gross profit) increase of 18.0% to £210.6m (2003: £178.5m). Given the Group's high operational gearing, operating profit before exceptional items increased by 75.0% to £40.0m (2003: £22.9m).

Profit before tax and exceptional items was £40.0m (2003: £23.5m) and adjusted earnings per share before exceptional items were 7.4p (2003: 4.1p).

Dividends and share repurchases

It is the Board's intention to pay dividends at a level which is sustainable throughout economic cycles and to continue to use share repurchases as an additional mechanism for returning surplus cash to shareholders. Accordingly we will be seeking shareholders' consent for a renewal of the repurchase authority at the Annual General Meeting on 27 May 2005.

As the Group's profitability has increased considerably and the prospects are encouraging, the Board is proposing an increase in the dividend for the year of 17.6%, the first such increase since flotation in March 2001. A final dividend of 2.75p (2003: 2.3p) per ordinary share is proposed which, together with the interim dividend of 1.25p (2003: 1.1p) per ordinary share paid in October, makes a total dividend for the year of 4.0p (2003: 3.4p) per ordinary share. The final dividend will be paid on 3 June 2005 to those shareholders on the register at 6 May 2005. The total dividend is covered 1.9 times by adjusted earnings per share before exceptional items of 7.4p.

During the year we reinitiated share repurchases acquiring 14.2m shares for £24.1m, representing an average cost per share of 170p.

Employees

I wish to express my thanks to the staff worldwide for their commitment, loyalty and efforts throughout the year. Having operated throughout a sustained period of difficult trading conditions, they have maintained your Company's position as the international leader in the specialist recruitment industry.

Board of Directors

It is with regret that Rob Lourey has informed the Board that he will be resigning as a Non-Executive Director in April 2005. Rob will be relocating to Sydney, Australia and as a result, will be unable to continue as a Director of the Company. Since his appointment in 2003, Rob has been a valued member of the Board and we wish him well for the future. A search for Rob's replacement is currently underway.

Chairman's Statement (continued)

Outlook

The short term outlook is encouraging. Market conditions in the UK, Asia Pacific and The Americas are favourable and we plan to grow our businesses by increasing our headcount, continuing the discipline roll out and opening new offices. In Continental Europe where market conditions are improving but remain uncertain, we will increase headcount in some of our businesses but no new office openings are planned for 2005.

On 6 April 2005 we will make a statement in respect of our trading for the first quarter which, unlike in 2004, includes Easter, an important holiday period.

Adrian Montague
Chairman
22 February 2005

Chief Executive's Review

My expectation at the start of 2004 was that whilst the prospects for the UK, Asia Pacific and The Americas were improving, our Continental European businesses would face another difficult year as trading conditions remained weak. These assumptions proved to be correct for the best part of the year. However, in Continental Europe, after the summer holiday period, we experienced improving activity levels which strengthened as the year ended.

We continued our strategy of investing cautiously and sensibly in the organic development of our businesses, while maintaining our normal tight cost control. This strategy means that we are operationally geared and while profitability suffered during the downturn, we gain the benefit as conditions improve. This is evidenced by our 18% increase in revenue (gross profit) for the year, yielding a 75% increase in operating profits to £40.0m (2003: £22.9m before exceptional items).

Staff and office numbers

We started the year with 2,260 fee generating and support staff operating from 105 offices in 16 countries. During the course of the year we opened five offices and extended our existing disciplines into more locations. At 31 December 2004 we employed 2,551 fee generating and support staff operating from 110 offices in 16 countries.

United Kingdom

In the UK, turnover increased by 20.9% to £234.8m (2003: £194.3m) and revenue by 21.4% to £110.0m (2003: £90.6m). Operating profits were £23.6m (2003: £15.6m before exceptional items).

The revenues of the finance and accounting businesses of Michael Page Finance, Michael Page City and Accountancy Additions, which generated 62% of UK revenue, were 17% higher than in 2003. Michael Page Finance, the largest of the three businesses, opened an office in Maidstone and recorded its highest quarterly revenue of the year in the fourth quarter, which is encouraging given that this quarter included the seasonally quieter Christmas period. The Finance business in part benefited from increased demand for candidates, driven by the needs of companies to prepare for the impact of International Accounting Standards and compliance with Sarbanes-Oxley. The revenue of Michael Page City improved significantly, particularly in the first half of the year, whilst Accountancy Additions, which specialises in lower level finance and accounting positions, grew revenue at the fastest rate partly driven by its network expansion from 27 to 30 locations with new offices in Cambridge, Glasgow and Nottingham.

The combined revenues of Michael Page Marketing, Michael Page Sales and Michael Page Retail, were 24% higher than in 2003 and represented 23% of the UK total. The national coverage of these businesses increased to eight offices in January 2004 with the opening of an office in Bristol. The Marketing and Sales businesses produced strong growth from all industry sectors and continue to develop a burgeoning temps business. Retail's growth rate was lower reflecting the tougher market for retailers in general during 2004.

Michael Page Legal which performed well throughout the downturn produced solid growth in 2004. Our small Technology business developed further during the year producing a trading profit compared to last year's breakeven. Michael Page Human Resources achieved very strong growth benefiting from its increased geographic coverage. We believe there is substantial opportunity in Michael Page Engineering and Supply Chain Management having opened a fifth office (London). This business has now been separated into Michael Page Engineering and Manufacturing, and Michael Page Procurement and Supply Chain. Michael Page Secretarial which started at the end of 2003 progressed well and continues to focus on the City and West End of London. These businesses combined produced revenue growth in 2004 of 40% and represent a significant opportunity for further strong growth as they are rolled out progressively across the UK network.

In order to capitalise on the opportunity in Scotland, we have created a separate management structure to maximise revenue from our existing offices in Glasgow and Edinburgh, as well as to roll out other disciplines.

Chief Executive's Review (continued)

Continental Europe

Our two largest businesses in Continental Europe, France and the Netherlands, continued to experience challenging trading conditions during the first half of the year, recording like for like revenue declines. Elsewhere in Continental Europe, all our other businesses increased revenues in the first half of the year. During the second half, market conditions marginally improved, including in France and the Netherlands, which both contributed to our fourth quarter revenue growth in Continental Europe of 21.8%.

Turnover for the year as a whole increased by 3.3% to £124.3m (2003: £120.4m) and revenue increased by 5.6% to £61.5m (2003: £58.2m). As a result of the increased revenue and tight control over costs, the region produced an operating profit of £4.4m (2003: operating loss before exceptional items of £0.3m).

In France, our second largest business after the UK and representing nearly 55% of the region, revenue was 6% lower than in 2003. Trading conditions remained very difficult during 2004 with the business only achieving modest year on year revenue growth in the fourth quarter of 2004. The improved performance during the second half of the year was largely driven by permanent recruitment resulting in revenue from permanent placements for the year totalling a similar level to 2003. The temporary and contracting businesses experienced a 15% decline in revenue year on year. We believe that the recent increase in our revenues is largely the result of our ability to service the market from our leading position which we maintained during the downturn.

Our businesses in the Netherlands, Italy, Spain and Germany collectively represent nearly 40% of the region. While the Netherlands did not achieve growth until the second half of 2004, our businesses in the other countries produced good growth throughout the year as market conditions improved. In addition, we believe we have made market share gains as conditions improved due to a number of competitors downsizing and closing offices during the downturn.

Our newer and smaller businesses in Switzerland, Sweden, Belgium and Portugal each achieved 30% plus revenue growth in 2004.

As market conditions in Continental Europe begin to improve we are starting to reap the benefit of our strategy to maintain and invest in our businesses during a downturn. As part of this process, we have rebranded 'Page Interim' as 'Page Personnel' in France, Italy, Spain and the Netherlands. If revenue growth is maintained throughout 2005, profitability should improve considerably as there remains spare capacity within a number of our businesses.

Asia Pacific

Our businesses in this region produced a very strong set of results for the year. Turnover was 22.2% higher at £62.8m (2003: £51.4m), revenue was 26.0% higher at £31.5m (2003: £25.0m) and operating profit increased 52.5% to £11.6m (2003: £7.6m before exceptional items).

In Australia revenue grew 16.7% driven largely by continued strong demand from the financial services, business services, mining and resources, and manufacturing sectors. We opened an office in Brisbane at the beginning of the year starting with financial recruitment. We also continued to progress the roll out of the newer businesses, starting Engineering and Supply Chain in Sydney.

Our businesses in Hong Kong and Singapore both experienced substantial revenue growth in 2004 capitalising on our strong market position. In August we entered into a strategic alliance with Shanghai Tian Cai Network Co. Ltd., through which we can provide recruitment services to clients in Shanghai.

2004 was a very strong year in Tokyo and we substantially grew revenue and profits. We expanded the range of disciplines by starting Sales and Marketing, and Human Resources. Our office is now at capacity and we intend doubling the size of our office space early in 2005.

Chief Executive's Review (continued)

The Americas

Turnover for the region was 79.2% higher at £11.8m (2003: £6.6m) and revenue increased by 65.8% to £7.6m (2003: £4.6m).

During the year we opened new offices in Chicago and Boston and continued to add headcount in the existing offices in the USA and Brazil. These investments, while increasing the cost base, contributed to the revenue growth resulting in the region making an operating profit of £0.5m (2003: operating loss before exceptional items of £0.1m).

We are extremely pleased with our progress in the USA and during early 2005 we will be investigating the opportunities for further office openings in the second half of the year.

In Brazil we enjoyed another very successful year growing headcount in both the São Paulo and Rio de Janeiro offices and starting Sales and Marketing recruitment.

New IT system

Our new front office recruitment system has been successfully rolled out throughout the UK, Continental Europe and USA. The Asia Pacific region will start implementing the system in the first quarter of 2005.

Strategy

Our overall long term strategy remains absolutely unchanged. We intend to stay focused on our core competency of specialist recruitment and to grow the business organically by the expansion of existing businesses in their local markets, the introduction of new disciplines into existing locations and by entering new geographic markets. We have numerous opportunities to grow our business in all our regions.

As we continue to grow the business it naturally becomes broader-based in terms of disciplines, customers and geographies, although we cannot escape the fact that recruitment is tied to economic cycles. Our strategy of organically growing, maintaining and sensibly investing in our business, even during a downturn, means that our financial performance will suffer during periods of economic slowdown. However, our track record since 1976 demonstrates the long term success of this strategy. As conditions improved throughout 2004 we again saw the benefits of this approach, achieving a 75% increase in operating profit on an 18% increase in revenue.

Terry Benson
Chief Executive
22 February 2005

Finance Director's Review

Profit and loss account

Turnover

Turnover for the year was 16.4% higher at £433.7m (2003: £372.6m). Turnover from temporary placements increased by 12.9% to £275.2m (2003: £243.8m) and represented 63.5% (2003: 65.4%) of Group turnover. Turnover from permanent placements was £158.5m (2003: £128.8m), an increase of 23.0%.

Gross profit (revenue)

Revenue for the year increased by 18.0% to £210.6m (2003: £178.5m) representing an overall gross margin of 48.6% (2003: 47.9%). The percentage increase in revenue is greater than the increase in turnover due to the higher proportion of permanent placements in 2004 countered by a lower gross margin on temps. Revenue from temporary placements was £62.0m (2003: £56.7m) and represented 29.4% (2003: 31.7%) of Group revenue. The gross margin achieved on temporary placements was 22.5% (2003: 23.2%).

The Group's quarterly revenue has grown sequentially throughout 2004, with year on year growth increasing from 12.4% in quarter 1 to 23.9% in quarter 4, an average for the year of 18% growth.

Operating profit

As a result of the Group's strategy and the profit based bonuses, we have a cost structure that is very operationally geared as evidenced by the 75% increase in operating profits before exceptional items from an 18% increase in revenue.

Administrative expenses in the year increased to £170.6m (2003: £155.6m before exceptional items) principally due to increased numbers of staff and higher profit related bonuses.

The Group's largest category of expenditure is the remuneration of our consultants and support staff. Headcount of the Group was 2,260 at 1 January 2004 and increased to 2,435 at 30 June. The Group's headcount increased further during the second half of the year reflecting both increased current activity and investment for future growth. At 31 December 2004 we employed 2,551 consultants and support staff.

Net interest

The net interest receivable in the year was negligible (2003: £0.6m). While we started the year with net cash of £22.4m there is a substantial cash outflow in January each year as quarter four and annual bonuses are paid. During 2004, surplus cash balances were invested in the short-term money market prior to being utilised for share repurchases.

Taxation

Tax on profits before exceptional items was £13.9m (2003: £9.0m), representing an effective tax rate of 34.8% (2003: 38.3%). The rate is higher than the UK corporation tax rate of 30% as a result of non-deductible business expenses, profits arising in higher tax rate jurisdictions, and losses which are unable to be offset against profits in the current year and against which no deferred tax asset has been recognised. The rate is lower than 2003, primarily as a result of the higher profits in Continental Europe.

The Company expects to obtain a deduction for corporation tax purposes for the Restricted Share Scheme which vested in 2004. This deduction reduces the current year's tax charge by £9.0m and is treated as an exceptional item in these results.

Finance Director's Review (continued)

Earnings per share and dividends

Basic earnings per share were 10.0p (2003: 3.8p) and adjusted earnings per share before exceptional items were 7.4p (2003: 4.1p). The weighted average number of shares for the year was 351,555,000 (2003: 357,955,000). The 2004 average number of shares was lower than 2003 due to the share repurchases made during 2004.

An increase in the final dividend to 2.75p (2003: 2.3p) per ordinary share has been proposed which, together with the interim dividend of 1.25p (2003: 1.1p) per ordinary share, makes a total dividend for the year of 4.0p (2003: 3.4p) per ordinary share, an increase of 17.6%. The final dividend, which amounts to £9.5m, will be paid on 3 June 2005 to those shareholders on the register at 6 May 2005.

Balance sheet

The Group had net assets of £50.7m at 31 December 2004 (2003: £53.3m) of which £12.2m (2003: £22.4m) is represented by net cash. The reduction in net assets and net cash is a direct consequence of the share repurchases made during 2004.

While our capital expenditure is fundamentally driven by the Group's headcount, 2004 capital expenditure, net of disposal proceeds, decreased to £4.4m (2003: £6.3m). This is due to the 2003 expenditure reflecting the fit out costs of a large building in London, and the implementation of the new IT system. While headcount did increase in 2004, there remained surplus office space and furnishings to accommodate the majority of the increase without further expenditure.

Trade debtors were £69.3m at 31 December 2004 (2003: £53.2m) representing debtor days of 47 (2003: 46 days).

Cash flow

At the start of the year the Group had net cash of £22.4m.

During the year the Group generated net cash from operating activities of £35.7m (2003: £29.2m) being £47.0m (2003: £29.7m) of EBITDA, an increase in working capital requirements of £6.2m (2003: £0.8m) and movements in provisions of £5.1m (2003: inflow £0.2m). The increased working capital is largely due to the growth in the business, particularly in the fourth quarter of 2004. The settlement of provisions largely relates to the payroll taxes and social charges arising on the vesting of the Restricted Share Scheme in April 2004.

The principal payments have been:

- £4.4m (2003: £6.3m) of capital expenditure, net of disposal proceeds, on property, infrastructure, information systems and motor vehicles for staff;
- taxes on profits of £4.8m (2003: £10.7m);
- dividends of £12.6m (2003: £12.2m); and
- share repurchases of £24.1m (2003: nil).

At 31 December 2004 the Group had net cash balances of £12.2m (2003: £22.4m).

Finance Director's Review (continued)

Treasury management and currency risk

It is the Directors' intention to finance the activities and development of the Group principally from retained earnings, and to operate the Group's business while maintaining the net debt/cash position within a relatively narrow band. Cash generated in excess of these requirements will be used to buy back the Company's shares for which renewal of the existing authority is being sought at the forthcoming Annual General Meeting.

Cash surpluses are invested in short-term deposits with any working capital requirements being provided from Group resources or by local overdraft facilities.

The main functional currencies of the Group are Sterling, Euro, US Dollar and Australian Dollar. The Group does not have material transactional currency exposures nor is there a material exposure to foreign-denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations although our policy is not to hedge this exposure.

International Financial Reporting Standards (IFRS)

Following the European Union's adoption of Regulation (EC) No 1606/2002, the consolidated accounts of EU companies whose securities are publicly traded will be required to adopt International Financial Reporting Standards ("IFRS") together with revised International Accounting Standards ("IAS"), in issue at 31 March 2004, for their financial statements from 2005. Full year IFRS consolidated financial statements will be produced for the first time to 31 December 2005, with the first reported results under IFRS being our interims at 30 June 2005. This year's consolidated financial statements remain in accordance with UK GAAP.

A significant amount of work has been performed in 2004 by members of the Group Finance team, and this work is still ongoing. The work performed to date has been as follows:

- identification of key accounting changes and changes required to the Group's accounting policies;
- quantification of these changes detailing impact on profit and net assets;
- continued communication with the Audit Committee;
- identification of matters requiring additional disclosure, leading to changes in internal procedures to capture and report additional data; and
- preparation of a draft IFRS Annual Report based on the financial results to 31 December 2003.

As a result of the work performed during 2004, the Group is confident that it will be able to fully comply with the accounting and reporting requirements of IFRS in 2005.

The following areas that could have a material impact on the Group's financial statements have been identified. This summary is not intended to be an exhaustive list. Further differences may arise as a result of the Group's ongoing detailed assessment and interpretations of IFRS.

a) **Share-based payments** - Under UK GAAP, the cost of share options is based on the intrinsic value of the option at the date of grant and as such, grants made under the Group's share option plans have not resulted in a charge to the profit and loss account. Under IFRS 2 Share-based Payment, the Group is required to measure the cost of all share options granted since 7 November 2002 that have not fully vested at the balance sheet date, using an option pricing model. If IFRS 2 had been in effect for 2004 it would have resulted in a charge of approximately £0.9m (2003: £0.5m) in the income statement.

b) **Goodwill amortisation** - Under UK GAAP, the Group's policy is to amortise capitalised goodwill on a straight-line basis over its estimated useful economic life of 20 years. On transition to IFRS, IFRS 1 First-time Adoption of International Financial Reporting Standards requires the Group to review the carrying value of capitalised goodwill for potential impairment.

Finance Director's Review (continued)

In accordance with IFRS 3 Business Combinations, from 1 January 2005, amortisation of goodwill will no longer be charged in the Group's consolidated IFRS income statement. In 2004 under UK GAAP the Group recorded a charge for goodwill amortisation of £0.1m (2003: £0.1m). Under IAS, instead of an annual charge to the profit and loss, an impairment review will be carried out at each balance sheet date, and this is required irrespective of there being an indicator of impairment in existence. If impairment is identified, the resulting debit will be charged to the income statement, rather than the current amortisation charge made under existing UK GAAP.

At 31 December 2004, the Group holds £1.4m of goodwill on its balance sheet.

c) **Proposed dividends** - Under UK GAAP Accounting for Post Balance Sheet Events, proposed dividends for the accounting year are accrued for and recognised as a liability. Under IAS 10 Events after the Balance Sheet Date, dividends to shareholders declared after the balance sheet date but before the financial statements are authorised for issue are no longer recognised as a liability at the balance sheet date but are disclosed separately in the notes. Accordingly, the Group will no longer recognise an accrual for its final dividend in its current year IFRS balance sheet but will report it in the consolidated IFRS statement of changes in equity for the following financial period. At 31 December 2004 the accrual for the 2004 final dividend amounted to £9.5m.

Stephen Puckett
Group Finance Director
22 February 2005

Consolidated Profit and Loss Account

for the year ended 31 December 2004

	Note	2004 £'000	2003 £'000
Turnover	2	**433,731**	372,616
Cost of sales		**(223,090)**	(194,131)
Gross profit	2	**210,641**	178,485
Administrative expenses		**(170,604)**	(156,702)
Operating profit		**40,037**	21,783
Net interest		**1**	626
Profit on ordinary activities before taxation	2	**40,038**	22,409
Taxation on profit on ordinary activities	4	**(4,933)**	(8,664)
Profit on ordinary activities after taxation being profit for the financial year		**35,105**	13,745
Equity dividends	5	**(13,830)**	(12,171)
Retained profit for the financial year	8	**21,275**	1,574
Basic earnings per share (pence)	6	**10.0**	3.8
Diluted earnings per share (pence)	6	**9.9**	3.8
Adjusted earnings per share (pence)	6	**7.4**	4.1

The above results relate to continuing operations.

Consolidated Statement of Total Recognised Gains and Losses

for the year ended 31 December 2004

	2004 £'000	2003 £'000
Profit for the financial year	**35,105**	13,745
Foreign currency translation differences	**(188)**	2,786
Total recognised gains and losses for the year	**34,917**	16,531

Consolidated Balance Sheet

at 31 December 2004

	Note	2004 £'000	2003 £'000
Fixed assets			
Intangible assets		**1,443**	1,539
Tangible assets		**20,933**	23,101
		22,376	24,640
Current assets			
Debtors		**88,160**	71,530
Cash at bank and in hand		**12,532**	23,211
		100,692	94,741
Creditors:			
Amounts falling due within one year		**(70,748)**	(59,355)
Net current assets		**29,944**	35,386
Total assets less current liabilities		**52,320**	60,026
Creditors:			
Amounts falling due after more than one year		**(461)**	(444)
Provisions for liabilities and charges	7	**(1,188)**	(6,239)
Net assets	2	**50,671**	53,343

	Note	2004 £'000	2003 £'000
Capital and reserves			
Called up share capital		**3,572**	3,637
Capital redemption reserve		**178**	113
EBT reserve		**(9,871)**	(9,871)
Treasury shares		**(13,122)**	-
Profit and loss account		**69,914**	59,464
Equity shareholders' funds	8	**50,671**	53,343

Consolidated Cash Flow Statement

for the year ended 31 December 2004

	Note	2004 £'000	2003 £'000
Net cash inflow from operating activities	9	**35,690**	29,179
Returns on investments and servicing of finance		**2**	625
Taxation paid		**(4,825)**	(10,657)
Capital expenditure and financial investment		**(4,408)**	(6,349)
Equity dividends paid		**(12,593)**	(12,170)
Net cash inflow before financing		**13,866**	628
Financing			
Sale of shares held by the Employee Benefit Trust		**-**	129
Purchase of own shares		**(24,120)**	-
Net cash (outflow)/inflow from financing		**(24,120)**	129
(Decrease)/increase in net cash in the year	10	**(10,254)**	757

Notes to the statutory accounts

Year ended 31 December 2004

1. Basis of accounting

The preliminary results have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting and financial reporting standards. The accounting policies are the same as those set out in the financial statements of the Group for the year ended 31 December 2003.

2. Segmental analysis

(a) Turnover and gross profit by geographic region		Turnover		Gross Profit	
		2004 £'000	2003 £'000	2004 £'000	2003 £'000
United Kingdom		**234,822**	194,262	**109,984**	90,630
Continental Europe		**124,293**	120,363	**61,503**	58,227
Asia Pacific	Australia	**51,286**	43,708	**21,105**	18,082
	Other	**11,484**	7,673	**10,429**	6,951
	Total	**62,770**	51,381	**31,534**	25,033
Americas		**11,846**	6,610	**7,620**	4,595
		433,731	372,616	**210,641**	178,485

(b) Turnover and gross profit by discipline	Turnover		Gross Profit	
	2004 £'000	2003 £'000	2004 £'000	2003 £'000
Finance and accounting	**290,151**	256,731	**129,687**	113,599
Marketing and sales	**73,985**	61,832	**44,894**	37,704
Other	**69,595**	54,053	**36,060**	27,182
	433,731	372,616	**210,641**	178,485

Notes to the statutory accounts

Year ended 31 December 2004

2. Segmental analysis (continued)

(c) Profit before interest, taxation and exceptional items by geographic region		2004 £'000	2003 £'000
United Kingdom		**23,607**	15,638
Continental Europe		**4,401**	(280)
Asia Pacific	Australia	**7,649**	6,303
	Other	**3,926**	1,285
	Total	**11,575**	7,588
Americas		**454**	(62)
Profit before interest, taxation and exceptional items		**40,037**	22,884
Exceptional items		**-**	(1,101)
Profit before interest and taxation		**40,037**	21,783
Net interest		**1**	626
Profit on ordinary activities before taxation		**40,038**	22,409

(d) Net assets/(liabilities) by geographic region		2004 £'000	2003 £'000
United Kingdom		**38,255**	41,115
Continental Europe		**7,331**	9,791
Asia Pacific	Australia	**5,537**	4,741
	Other	**2,965**	811
	Total	**8,502**	5,552
Americas		**(3,417)**	(3,115)
		50,671	53,343

Notes to the statutory accounts

Year ended 31 December 2004

3. Exceptional items

As a result of the vesting of the Restricted Share Scheme in April 2004, the Company is able to obtain deductions for corporation tax purposes in various tax jurisdictions, resulting in a non-operating exceptional credit of £9.0m to the corporation tax charge.

The exceptional items in the comparative period included in operating profit comprise a release of the payroll tax provision on the Restricted Share Scheme of £1.9m, and rentals and other unavoidable costs on onerous lease agreements on vacant properties of £3.0m. The net effect of these two items of £1.1m was included within administrative expenses. An exceptional tax credit on these items of £0.3m resulted in a net post tax exceptional item of £0.8m.

4. Taxation

The taxation charge for the year is made up as follows:

Taxation relating to current year	2004 £'000	2003 £'000
UK Corporation tax at 30% for year before exceptional tax credits	9,081	6,566
UK exceptional tax credit	(7,935)	(330)
UK Corporation tax at 30% for year after exceptional tax credits	1,146	6,236
Adjustment in respect of prior periods	90	(543)
Overseas corporation tax before exceptional tax credits	3,644	2,013
Overseas exceptional tax credits	(1,065)	-
Overseas corporation tax after exceptional tax credits	2,579	2,013
Total current tax charge	3,815	7,706
Deferred taxation		
Origination and reversal of timing differences	1,118	958
Taxation on profit on ordinary activities	4,933	8,664

5. Dividends

	2004 £'000	2003 £'000
Interim dividend of 1.25p per ordinary share (2003: 1.1p)	4,360	3,937
Proposed final dividend of 2.75p per ordinary share (2003: 2.3p)	9,470	8,234
Total dividend of 4.0p per ordinary share (2003: 3.4p)	13,830	12,171

The record date for the final dividend is 6 May 2005 and payment date is 3 June 2005.

Notes to the statutory accounts

Year ended 31 December 2004

6. Earnings per ordinary share

	2004	2003
Earnings after exceptional items for basic earnings per share (£'000)	**35,105**	13,745
Post tax exceptional items (net) (£'000)	**(9,000)**	771
Earnings before exceptional items for adjusted earnings per share (£'000)	**26,105**	14,516
Weighted average number of shares used for basic and adjusted earnings per share ('000)	**351,555**	357,955
Dilution effect of share plans ('000)	**3,744**	-
Diluted weighted average number of shares used for diluted earnings per share ('000)	**355,299**	357,955
Basic earnings per share (pence)	**10.0**	3.8
Diluted earnings per share (pence)	**9.9**	3.8
Adjusted earnings per share (pence)	**7.4**	4.1

7. Provisions for liabilities and charges

	2004 £'000	2003 £'000
Payroll tax liability on the Restricted Share Scheme (a)	**-**	4,114
Vacant property provision (b)	**1,188**	2,125
	1,188	6,239

(a) Payroll tax provision on Restricted Share Scheme

The grant of Restricted Shares on flotation in 2001 gave rise to National Insurance and social security liabilities. These liabilities crystallised in April 2004 when the Restricted Shares vested.

(b) Vacant property provision

The property cost provision represents rentals and other unavoidable costs on onerous lease agreements on vacant properties.

Notes to the statutory accounts

Year ended 31 December 2004

8. Consolidated Reconciliation of Movements in Shareholders' Funds for the year ended 31 December 2004

	2004 £'000	2003 £'000
Profit for the financial year	**35,105**	13,745
Dividends	**(13,830)**	(12,171)
Retained profit for the financial year	**21,275**	1,574
Foreign currency translation differences	**(188)**	2,786
	21,087	4,360
Purchase of own shares	**(24,120)**	-
Sale of shares held by the Employee Benefit Trust	**-**	129
Credit in respect of share schemes	**361**	-
Net (reduction in)/addition to shareholders' funds	**(2,672)**	4,489
Opening shareholders' funds	**53,343**	48,854
Closing shareholders' funds	**50,671**	53,343

9. Reconciliation of operating profit to net cash inflow from operating activities

	2004 £'000	2003 £'000
Operating profit before exceptional items	**40,037**	22,884
Exceptional items (note 3)	**-**	(1,101)
Operating profit after exceptional items	**40,037**	21,783
Depreciation and amortisation charges	**6,500**	7,688
Loss on sale of fixed assets	**53**	241
Share scheme charges	**361**	-
Increase in debtors	**(17,739)**	(313)
Increase/(decrease) in creditors	**11,529**	(459)
(Decrease)/increase in provisions (note 7)	**(5,051)**	239
Net cash inflow from operating activities	**35,690**	29,179

Notes to the statutory accounts

Year ended 31 December 2004

10. Reconciliation of net cash flow to movement in net cash

	2004 £'000	2003 £'000
(Decrease)/increase in net cash in the year	**(10,254)**	757
Foreign exchange movements	**35**	305
Movements in net cash in year	**(10,219)**	1,062
Opening net cash	**22,434**	21,372
Closing net cash	**12,215**	22,434

11. Analysis of net cash

	At 1 January 2004 £'000	Cash flow £'000	Foreign exchange movements £'000	At 31 December 2004 £'000
Cash at bank and in hand	23,211	(10,720)	41	**12,532**
Bank overdrafts	(777)	466	(6)	**(317)**
Total net cash	22,434	(10,254)	35	**12,215**

12. Nature of financial information

The financial information set out above does not constitute the Group's audited statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2003 has been extracted from the statutory accounts for that year which have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The Group accounts for the year ended 31 December 2004 will be finalised on the basis of the financial information presented by the Directors in the preliminary announcement.

13. Issue of Annual Report and Accounts

The 2004 Annual Report and Accounts will be posted to shareholders by 12 April 2005. Copies may be obtained after this date from the Company Secretary, 39-41 Parker Street, London WC2B 5LN. Telephone No. 020 7831 2000.

14. Annual General Meeting

The Annual General Meeting of Michael Page International plc will be held at 39-41 Parker Street, London, WC2B 5LN on 27 May 2005 at 12.00 noon.